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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13D

                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                           Genstar Therapeutics Corp.
                        (Formerly known as Urogen Corp.)
                                (Name of Issuer)

                    Common Stock, Par Value $0.001 per Share
                         (Title of Class of Securities)

                                   917271 108
                                 (CUSIP NUMBER)

                                 Jan Stern Reed
                            Baxter International Inc.
                               One Baxter Parkway
                            Deerfield, Illinois 60015
                                 (847) 948-2212
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 13, 2001
             (Date of Event which Requires Filing of this Statement)
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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format should include a signed original and five
(5) copies of the schedule. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D
CUSIP NO. 917271 108                                               Page 2 of 5
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      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Baxter Healthcare Corporation
      IRS Identification No. 36-2604143

      Baxter International Inc.
      IRS Identification No. 36-0781620
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3
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      SOURCE OF FUNDS
 4    WC/OO
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    Delaware
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                          SOLE VOTING POWER
                     7
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
    BENEFICIALLY          SHARED VOTING POWER
      OWNED BY
        EACH         8
     REPORTING            9,782,139
      PERSON       -----------------------------------------------------------
       WITH               SOLE DISPOSITIVE POWER
                     9
                          0
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10    SHARED DISPOSITIVE POWER
      9,782,139
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,782,139 consisting of:

      .    1,841,219 shares of common stock;

      . 5,830 shares of non-voting Series A preferred stock convertible into 5,830,000 shares of common stock, based on a fixed 1:1000 conversion ratio;

      . 12,890 shares of non-voting Series B preferred stock convertible into 2,010,920 shares of common stock, based on a conversion ratio which became fixed on June 13, 2001 (see Item 5 below); and

      .    Warrant to purchase 100,000 shares of common stock at $2.00 per share until February 27, 2005 (as of the date of this filing, the Company's share price is less than $2.00 per share).
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                  /X/
      Amount excludes 2,000 shares of non-voting Series C preferred stock of the Company, which shares do not become convertible into common stock until the achievement by the Company of a milestone event that has not occurred and is not expected to occur within sixty days of the date of filing.
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      31%/1/
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14    TYPE OF REPORTING PERSON

      CO
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/1/  Percentage assumes the conversion of the non-voting Series A preferred stock and non-voting Series B preferred stock into voting common stock of the Company and the exercise of the warrant for voting common stock of the Company. As of the date of this filing, the preferred shares have not been converted into voting common stock and the warrant has not been exercised for voting common stock. The voting common stock currently held by Purchaser constitutes approximately 8% of the outstanding common stock of the Company.

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                                  SCHEDULE 13D

          This Amendment No. 1 to Schedule 13D relates to the holdings of Baxter Healthcare Corporation, a Delaware corporation ("Purchaser"), of common stock, $0.001 par value per share ("Common Stock"), of Genstar Therapeutics Corp. (formerly known as Urogen Corp.), a Delaware corporation (the "Company"). This Amendment No. 1 amends the previously filed Schedule 13D to correct the calculation of the number of shares of Common Stock into which the Series B Preferred Stock may be converted in order to reflect a fixed conversion ratio as of June 13, 2001.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          Item 5 to Schedule 13D is hereby amended and restated in its entirety as follows:

          Except as set forth below, neither Purchaser, Parent, nor, to the best knowledge of Purchaser and Parent, any director or executive officer of Purchaser or Parent beneficially owns any other shares of Common Stock of the Company.

          (a) Purchaser and Parent may be deemed to beneficially own an aggregate of 9,782,139 shares of Common Stock, which constitutes approximately 31% of the total number of outstanding shares of Common Stock. Such percentage assumes the conversion of the Series A Preferred Stock and Series B Preferred Stock into Common Stock and the exercise of the Warrant for Common Stock. As of the date of this filing, the Series A Preferred Stock and Series B Preferred Stock have not been converted into Common Stock and the Warrant has not been exercised for Common Stock. The Common Stock currently held by Purchaser constitutes approximately 8% of the outstanding shares of Common Stock.

          (b) Purchaser may share the power to vote and dispose of the Common Stock with Parent.

          (c) On June 13, 2001, 7,041 shares of Series B Preferred Stock held by Purchaser became convertible at Purchaser's option without additional consideration into a number of shares of Common Stock equal to the product of
(a) the quotient of (i) the liquidated value (initially $1,000 per share subject to recapitalization adjustments), divided by (ii) 110% of the fair market value of the Common Stock based on the thirty (30) day trailing average closing market price for the Common Stock on the date two days before June 13, 2001 ($6.41), multiplied by (b) the number of shares of Series B Preferred Stock so converted. In August, 2001, Purchaser acquired an additional 5,849 shares of Series B Preferred Stock as payment of the Company's remaining balance under the Credit Agreement, which shares also are convertible into shares of Common Stock. Applying the conversion ratio, Purchaser's 12,890 shares of Series B Preferred Stock are convertible into 2,010,920 shares of Common Stock. After July 8, 2001, Purchaser's 5,830 shares of Series A Preferred Stock became convertible into 5,830,000 shares of Common Stock pursuant to the terms of the Asset Purchase Agreement. To date, Purchaser has not exercised its conversion option with respect to its shares of Series A Preferred Stock or Series B Preferred Stock.

          (d)   Not applicable.

          (e)   Not applicable.


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                                   SIGNATURES

     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned corporations certifies that the information set forth in this statement is true, complete and correct.

  March 11, 2002                       BAXTER HEALTHCARE CORPORATION


                                       By: /s/ Jan Stern Reed
                                           -------------------------------------

                                       Name:  Jan Stern Reed
                                       Title: Corporate Secretary

                                       BAXTER INTERNATIONAL INC.


                                       By: /s/ Jan Stern Reed
                                           -------------------------------------
                                       Name:  Jan Stern Reed
                                       Title: Corporate Secretary

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